Calroo

An all-in-one family organizer built for parents, by parents

ELENA KRASNOPEROVA

Founding team



Elena Krasnoperova
Co-founder, CEO

Led strategy, analytics and operations at eBay, PayPal, oDesk, Zong (acq. by PayPal for $240M)

2nd time family tech founder (1st company: SimplyCircle)

Stanford Ph.D. in Psychology

Mom of 2 boys, ages 10 and 12



Marcelo Ribeiro
Co-founder, CTO

16 years of software, mobile app development, and engineering management experience

Founded software consultancy RubyThree (offices in US & Brazil)

Physics B.S.

Dad of 2 boys, ages 4 and 7

Key team members & advisors



Prasanth Ramineni
Mobile app developer
ex-Walmart app developer



Julio Cesar
Web & API developer
Expert in REST-based APIs



Robson Ribeiro
Android developer
Expert in web & mobile apps



Seema Mehta
Head of Marketing
ex-Microsoft Product leader



Laurent Perrodin
Advisor, UI/UX
ex-Apple senior engineer



Sheri Atwood
Advisor, Strategy
Founder, SupportPay



Heather Lopez
Advisor, Marketing
Founder, Bloggin' Mamas



Tania Lissitskaia
Advisor, Identity & privacy
ex-Google Product leader

Why focus on family collaboration

- High breadth + depth + frequency of pain
  - Every parent has to do many tasks every day
  - Most parenting tasks aren't optional
  - High emotional penalty for screwing up

- Current tools are woefully insufficient
  - Dealing with frequent "oh crap" parenting moments requires multiple apps, plus calling and texting
  - Event invitations in family context are ambiguous – who's actually going to the "School concert?"
  - Many families have inter-operability problems – e.g., Mom uses Outlook, Dad uses Google, nanny uses iCal

35M US families spend $550B+

A large market, vastly under-served by technology companies


$550B+
$200 Groceries & dining
$150 Family travel
$54 Private schools
$53 Daycare & sitters
$30 Apparel
$25 Toys & books
$23 Baby products
$8 Sports & Camps
$8 Edtech

We replace many apps with one

Like G-suite for families, but in a single app

Calendar

Stay on top of who is doing what with our color-coded calendar

Lists

Create shared lists for shopping, packing, chores and more


15
Swipe
Change ownership of events and tasks with a simple swipe, get handoff confirmation

Tasks

Track and assign tasks to yourself or other family members

Messaging

Send instant private messages and photos to family members

We disambiguate handoffs of tasks


3:29
April 2018
S M T W T F S
15 16 17 18 19 20 21
Tuesday, April 17
8:00 AM 8:30 AM Take kids to school C E J
8:30 AM 2:30 PM School field trip J
12:00 PM 1:00 PM Weekly tennis game with Will C
3:30 PM 4:00 PM Pick up kids from school M E J
4:00 PM 5:00 PM Emma's dentist appointment M E
5:00 PM 6:00 PM Jacob's soccer practice A J
6:00 PM 6:30 PM Cook dinner A
6:30 PM 7:30 PM Family dinner All
Calendar Tasks Lists Messages More
Tap to assign this event
C Chris
J Jacob
E Emma
A Ashley
Cancel
3:18
Calroo
Chris agreed to help with: Emma's dentist appointment.
Woo hoo! Chris agreed to help

We provide family "inter-operability"


Booking Kango
Amazon Fresh delivery confirmed
android
"I need a ride home"
Sleepover at Emma's at 6 pm
"Thanks for babysitting!"
"Please check your packing list, honey"
"Dinner tonight?"
Restaurant booking confirmed
amazon

Calroo will get smarter over time


Here are 3 best gifts for Emma's upcoming birthday – which one do you want?
Personalization and intent fulfillment
Everyone is free Saturday - want to set up a family movie night?
Family rituals and habits
Kudos Jacob, you earned 1,000 Calroo points for doing your chores!
Gamification and engagement
You have not bought groceries in a week – want to update your grocery list?
Reminders and notifications
Today
Emotional Intelligence (EI)
Data-driven Intelligence (AI)

Traction to date

Product

- ✓ Built and launched v1 iOS app, got featured by Apple 3x
- ✓ Redesigned iOS app to improve UI/UX, launched 3/29
- ✓ Built Android app, launched 3/29, iterating daily since

Users

- ✓ 2,000 MAUs, 200 DAUs in last 30 days
- ✓ Built an active and vocal group of hyper-users
- ✓ Most popular features: calendars, lists, tasks
- ✓ Most requested features: more external calendars (currently we only support Google calendar)

Marketing

- ✓ 3 small-scale marketing experiments on Appstore, FB, Twitter showed that we can get a new RU for <$1
- ✓ Founding family members invite on avg. 1.5 other users

Current competitors and alternatives

Our differentiation: Unique UI/UX designed for families






Dinner @ 6pm.

Family Organizer Apps

cozi FamilyWall

Picniic hub

Productivity Apps

Google todoist

Outlook Wunderlist

Old-Fashioned Tools

Paper calendars,
day planners,
post-it notes

Our competitive differentiation

Deep dives on specific competitors available upon request

Consumer benefits	Calroo	Family productivity apps	General productivity apps	Old-fashioned tools
Allows clear, unambiguous handoff of responsibilities	✓	✗	✗	✗
Gives you privacy / sharing controls over who sees what	✓	✗	✓	✗
Custom-designed for family sharing and coordination	✓	✓	✗	✗
Integrates calendar, tasks, lists, and messaging	✓	✓	✗	✗
Can be accessed on the go from any device	✓	✓	✓	✗
Free of ads and subscriptions	✓	✗	✗	✓

Calroo is currently free

After we reach critical mass of ~100K+ families, we'll go to freemium

- We plan to charge $10/month/family for Calroo Pro
  - Expect 1-5% of users to pay for premium version
  - Facebook data privacy scandal is increasing consumers' willingness to pay for privacy and control
- We will always have a free version for new users
  - We'll give everyone a free month of premium version, and extend premium for free in exchange for referrals
- We will grandfather early adopters into Pro for free

Our unique advantage

RIGHT TEAM

- We are parents, living with this problem daily
- Strong track record
- Unique background (Psychology Ph.D.)
- Well-rounded team

RIGHT PRODUCT

- Unique UI/UX designed by an ex-Apple engineer
- Found a tribe of loyal early adopters
- Have a clear product & technology roadmap

RIGHT MARKETING

- Initial focus on families who feel the problem most acutely: e.g., divorced parents, new parents, parents of kids with special needs

RIGHT TIME

- Millennial parents are more egalitarian and demand better tech
- Facebook data privacy scandal increases user willingness to pay

Raising $1M pre-seed round to reach key milestones:

- 50,000+ MAUs
- Sustainable CAC
  Target: <$10/family
- High DAU/MAU ratio
  Target: 25%+
- Evidence of virality
- High user retention
  Target D1: >25% industry avg
  Target D90: >5% industry avg

Disclaimer: we cannot guarantee that we will reach these milestones.

We are just getting started

PHASE IV
Create a new ecosystem and discovery platform of family apps

PHASE III
Open our Family APIs to 3rd party developers

PHASE II
Develop other apps using our Family APIs

PHASE I
Solve collaboration problem for families with Calroo app

A discovery platform for family apps



The Smith Family Profile

Mom: Karen
33 years old; accountant; works full-time; PTA leader; loves Zumba; wants kids to be more independent

Dad: John
35 years old; engineer; loves tennis; building a treehouse; looking for fun activity to do with kids next weekend

Son: Zak
10 years old; in 4th grade; loves sports and Minecraft; struggling with math; wants to learn Spanish

Daughter: Eva
4 years old; attends preschool; loves dinosaurs and drawing; wants to have more playdates with friends

Zip code: 94024

Recommended apps

- **Calroo**: organize playdates, assign chores, sync calendar
- **Activity Hero**: find a math summer camp for Zak
- **SimplyCircle**: manage PTA volunteers, inform parents
- **Leela Kids**: find kid-friendly podcasts about dinosaurs
- **PandaTree**: find Spanish language tutor for Zak
- **Winnie**: discover fun things to do with your kids